

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2021

Suying Liu
Chairman, Chief Executive Officer, and Chief Financial Officer
Mountain Crest Acquisition Corp. III
311 West 43rd Street
12th Floor
New York, NY 10036

> **Re: Mountain Crest Acquisition Corp. III**
> **Registration Statement on Form S-1**
> **Filed April 27, 2021**
> **File No. 333-255519**

Dear Dr. Liu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed April 27, 2021

Financial Statements
Notes to Financial Statements
Note 6-Stockholder's Equity, page F-13

1. We note your disclosure here that you are authorized to issue 5,000,000 shares of common stock with a par value of $0.0001 per share. We also note similar disclosures on the Balance Sheet, page F-3 and Capitalization Table, page 43. However, Paragraph 5 of Exhibit 3.2, Amended and Restated Certificate of Incorporation, indicates you are authorized to issue 30,000,000 shares of common stock, $0.0001 par value. Please revise or advise.

General

2.   Your amended and restated certificate of incorporation provides that "unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the GCL or this Amended and Restated Certificate of Incorporation or the Bylaws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, (a) any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction, and (b) any action or claim arising under the Exchange Act or Securities Act of 1933, as amended." Please revise your registration statement to include disclosure related to this exclusive forum provision.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joanna Lam, Staff Accountant, at 202-551-3476 or Raj Rajan, Staff Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Collins, Staff Attorney, at 202-551-3176 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Giovanni Caruso